THE USA PLAN

AN INDIVIDUAL FLEXIBLE PAYMENT VARIABLE ANNUITY CONTRACT
issued by
ReliaStar Life Insurance Company of New York
and its
ReliaStar Life Insurance Company of New York Variable Annuity Funds M P & Q

Supplement Effective as of April 30, 2012

This supplement updates and amends certain information contained in your current variable annuity prospectus and supplements thereto. Please read it carefully and keep it with your product prospectus for future reference.

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IMPORTANT INFORMATION ABOUT THE INVESTMENT FUNDS AVAILABLE THROUGH THE CONTRACT

The following chart lists the Investment Funds (the "Funds") that are, effective April 30, 2012, available through your Contract, along with each Fund's investment adviser/subadviser and investment objective. More detailed information about these Funds can be found in the current prospectus and Statement of Additional Information for each Fund. If you received a summary prospectus for any of the Funds available through your Contract, you may obtain a full prospectus and other Fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the Fund's summary prospectus.

There is no assurance that the stated objectives and policies of any of the Funds will be achieved. Shares of the Funds will rise and fall in value and you could lose money by investing in the Funds. Shares of the Funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation ("FDIC") or any other government agency. Except as noted, all Funds are diversified, as defined under the 1940 Act.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
Fidelity® VIP Contrafund® Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company ("FMR") Subadvisers: FMR Co., Inc. ("FMRC") and other investment advisers	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio (Initial Class)	Investment Adviser: FMR Subadvisers: FMRC and other investment advisers	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
Fidelity® VIP Investment Grade Bond Portfolio (Initial Class)	Investment Adviser: FMR Subadvisers: Fidelity Investments Money Management, Inc. ("FIMM") and other investment advisers	Seeks as high a level of current income as is consistent with the preservation of capital.
ING FMR^{SM} Diversified Mid Cap Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: FMRC	Seeks long-term growth of capital.
ING Franklin Income Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Franklin Advisers, Inc.	Seeks to maximize income while maintaining prospects for capital appreciation.
ING PIMCO High Yield Portfolio (Class S)	Investment Adviser: Directed Services LLC Subadviser: Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING Global Bond Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co. LLC*	Seeks to maximize total return through a combination of current income and capital appreciation.
ING Oppenheimer Global Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: OppenheimerFunds, Inc.	Seeks capital appreciation.
ING Pioneer High Yield Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
ING Balanced Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. LLC*	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
ING Intermediate Bond Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. LLC*	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Money Market Portfolio (Class I)[**] ** **There is no guarantee that the ING Money Market Portfolio will have a positive or level return.**	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. LLC[*]	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.
ING Russell[TM] Large Cap Growth Index Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. LLC[*]	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200[®] Growth Index
ING Russell[TM] Large Cap Value Index Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. LLC[*]	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200[®] Value Index.
ING SmallCap Opportunities Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. LLC[*]	Seeks long-term capital appreciation.
Oppenheimer Capital Appreciation Fund/VA	Investment Adviser: OppenheimerFunds, Inc.	The Fund seeks capital appreciation.

INFORMATION ABOUT CLOSED SUB-ACCOUNTS

The Sub-Accounts that invest in the following Funds are closed to new investment:
- AllianceBernstein Money Market Portfolio
- Fidelity[®] VIP Index 500 Portfolio
- ING International Value Portfolio
- ING MidCap Opportunities Portfolio

Contract Owners who have Contract Value allocated to one or more of the Sub-Accounts that correspond to these Funds may leave their Contract Value in those Sub-Accounts, but future allocations and transfers into those Sub-Accounts are prohibited. If your most recent premium allocation instructions includes a Sub-Account that corresponds to one of these Funds, premium received that would have been allocated to a Sub-Account corresponding to one of these Funds may be automatically allocated among the other available Sub-Accounts according to your most recent premium allocation instructions. If your most recent allocation instructions do not include any available Funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting our ING Customer Service Center at P.O. Box 5033, Minot, ND 58702-5033, 1-877-886-5050 or www.ingservicecenter.com. **See the "Transfers Between Sub-Accounts" section beginning on page 22 of your Contract prospectus for information about making Fund allocation changes.**

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[*]   Effective December 31, 2011, ING Investment Management Co. merged with and into ING Investment Management Co. LLC.

IMPORTANT INFORMATION ABOUT THE COMPANY'S INTEREST BEARING RETAINED ASSET ACCOUNT

Subject to state law conditions and requirements, full payment of the death benefit or proceeds ("Proceeds") to a Beneficiary may be made into an interest bearing retained asset account that is backed by our general account. **The retained asset account is not guaranteed by the FDIC.** The Beneficiary may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to make a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the Beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the Contract. A Beneficiary should carefully review all settlement and payment options available under the Contract and are encouraged to consult with a financial professional or tax advisor before choosing a settlement or payment option.

A Beneficiary may request additional information about the retained asset account and the draftbook feature or may elect to receive payment of the Proceeds by check rather than through the account's draftbook feature by contacting our ING Customer Service Center at P.O. Box 5033, Minot, ND 58702-5033, 1-877-886-5050 or www.ingservicecenter.com.

REGULATORY MATTERS

As with many financial services companies, the company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the company or the financial services industry. These currently include regulatory scrutiny of whether and to what extent insurance companies are using the United States Social Security Administration's Death Master File ("SSDMF") to proactively ascertain whether customers have deceased and to pay claims even where no claim for benefits has been made. Along these lines, the New York Department of Financial Services has directed the company to use information available on the SSDMF to identify any death claim that may be due under life insurance policies, annuity contracts or retained asset accounts that have not been previously reported through historical claim reporting processes, implement procedures to locate beneficiaries, make prompt payments as necessary, and to report to the New York Department of Financial Services the results of using the data. In addition, a majority of states are conducting an audit of the company's compliance with unclaimed property laws. The company also has been reviewing whether benefits are owed and whether reserves are adequate in instances where an insured appears to have died, but no claim for benefits has been made. Some of the investigations, audits, examinations, and inquiries could result in regulatory action against the company. The potential outcome of such action is difficult to predict but could subject the company to adverse consequences, including, but not limited to, additional payments to beneficiaries, settlement payments, penalties, fines, additional escheatment of funds deemed abandoned under state laws, changes to the company's procedures for the identification and escheatment of abandoned property, and other financial liability. While it is not possible to predict the ultimate outcome of any such action, or the internal and external investigations, examinations, reviews and inquiries, management does not believe that they will have a material adverse effect on the company's financial position. It is the practice of the company and its affiliates to cooperate fully in these matters.

MORE INFORMATION IS AVAILABLE

More information about the Funds available through your Contract. including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each Fund. You may obtain these documents by contacting us at our:

ING Customer Service Center
P.O. Box 5033
Minot, ND 58702-5033
1-877-886-5050

If you received a summary prospectus for any of the Funds available through your Contract, you may obtain a full prospectus and other Fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the Fund's summary prospectus.